VISA Goupe Peak Fintech Inc.

L'Autorité des marchés financiers octroie son visa pour le prospectus simplifié provisoire de l'émetteur susmentionné daté du 11 mars 2021 (le « prospectus provisoire »).

En outre, le présent visa fait foi du visa du prospectus provisoire de la Commission des valeurs mobilières de l'Ontario.

Le prospectus provisoire a été déposé en vertu du Règlement 11-102 sur le régime de passeport, RLRQ, c. V-1.1, r. 1 en Colombie-Britannique et en Alberta. Le visa du prospectus provisoire est réputé octroyé par l'autorité de chacun de ces territoires lorsque les conditions prévues par le Règlement sont réunies.

Le 12 mars 2021

(s) Patrick Théorêt
Patrick Théorêt Directeur du financement des sociétés

SEDAR No 3186169 DÉCISION No 2021-FS-0060

Place de la Cité, tour Cominar	800, square Victoria, 22e étage
2640, boulevard Laurier, 3e étage	C.P. 246, tour de la Bourse
Québec (Québec)	Montréal (Québec)
G1V 5C1	H4Z 1G3
tél. : 418.525.0337	tél. : 514.395.0337

numéro sans frais : 877.525.0337	numéro sans frais : 877.525.0337
téléc. : 418.525.9512	téléc. : 514.873.3090

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